UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value $0.01 per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

Jonathan Brolin Edenbrook Capital, LLC 116 Radio Circle Mount Kisco, NY 10549 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,796,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,796,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,796,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.56%
14	TYPE OF REPORTING PERSON IA,OO

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,788,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,788,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,788,133
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,796,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,796,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,796,796
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.56%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the statements on Schedule 13D/A filed with the Securities and Exchange Commission (the “SEC”) on December 26, 2018 (the “Last Schedule 13D/A”) and Amendment No. 10 to the Last Schedule 13D/A filed with the SEC on August 13, 2019 (“Amendment No. 10”), Amendment No. 11 to the Last Schedule 13D/A filed with the SEC on September 25, 2019 (“Amendment No. 11”), Amendment No. 12 to the Last Schedule 13D/A filed with the SEC on December 19, 2019 (“Amendment No. 12”), Amendment No. 13 to the Last Schedule 13D/A filed with the SEC on February 14, 2020 (“Amendment No. 13”) and Amendment No. 14 to the Last Schedule 13D/A filed with the SEC on February 19, 2020 (“Amendment No. 14”) and together with the Last Schedule 13D/A, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and this Amendment No. 15, the “Schedule 13D”), with respect to the Class B common stock, par value $0.01 (the “Class B Common Stock”) of Marchex, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 15 have the meanings set forth in the Last Schedule 13D/A. This Amendment No. 15 amends Items 3, 4, 5 and 6 as set forth below.

Item 3.	Source and Amount of Funds or Other Considerations

Shares reported represent 7,796,796 shares of Class B Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private funds advised by Edenbrook is approximately $25,602,273. The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction

Reporting Persons have had discussions with the Issuer, and intend to continue to have discussions and work with the Issuer, regarding the tender offer described in the Issuer’s press release issued on August 10, 2020 (the “Press Release”). Edenbrook intends to participate in the tender offer as disclosed in the Press Release.

Item 5.	Interest in Securities of the Issuer
(a)	As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 7,796,796 shares of Class B Common Stock, constituting 19.56% of the shares of Class B Common Stock, based upon 39,868,120 shares of Class B Common Stock outstanding as of May 14, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed by the Issuer on May 22, 2020, and (ii) the Fund may be deemed to be the beneficial owner of 6,788,133 shares of Class B Common Stock, constituting 17.03% of the shares of Class B Common Stock based upon 39,868,120 shares of Class B Common Stock outstanding as of May 14, 2020, as reported in the Issuer’s Quarterly Report on the Form 10-Q/A filed by the Issuer on May 22, 2020.
(b)	Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Class B Common Stock; have the shared power to vote or direct the vote of 7,796,796 shares of Class B Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and have the shared power to dispose or direct the disposition of 7,796,796 shares of Class B Common Stock.

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 6 of 7 Pages

The Fund has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 6,788,133 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 6,788,133 shares of Class B Common Stock.

(c)	The transactions by the Reporting Persons in the securities of the Issuer over the last 60 days are set forth in Schedule A.
(d)	No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class B Common Stock held by the Fund and the other private investment funds advised by Edenbrook.
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons wrote 2,400 put option contracts expiring in September 2020 and 2,500 put option contracts expiring in December 2020. These put contracts provide that the Reporting Persons will be required to purchase additional shares of Class B Common Stock if the counterparty thereto exercises such put options.

Except as described in Item 4 and this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

CUSIP No. 56624R108	SCHEDULE 13D/A	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2020
Dated EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC

Its General Partner

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

Exhibit A

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Symbol	Shares	Price
6/19/2020	MCHX	300,000	2.666 *

*Put option contracts that Edenbrook wrote were put to Edenbrook by counterparty. Price is the strike price less the premium.